WEIL, GOTSHAL & MANGES LLP
1501 K STREET, NW
SUITE 100
WASHINGTON, DC 20005
(202) 682-7000
FAX: (202) 857-0939


03022426

BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
NEW YORK
PRAGUE
SILICON VALLEY
SINGAPORE
WARSAW

SUPPL

WRITER'S DIRECT LINE
202 682-7296

June 4, 2003



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

6/9

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

Interim statement of results for the half year ended 28 March 2003

Highlights

Half Year Ended 28 March 2003


RECD S.E.C.
JUN 4 2003

- Like-for-like sales growth across all three divisions
- Operating profit from continuing operations* up 7% to €48.9m
- Constant currency operating profit from continuing operations* up 12%
- Operating margin growth across all three divisions
- Profit before tax* up 9% to €31.1m
- Headline EPS* up 2% to 14.1c
- Net interest down 23% to €21.9m
- Net debt down €66.1m to €497.1m

** before exceptional items and goodwill amortisation*

For further information, please contact:

David Dilger, Chief Executive	Tel: +353 (0)1 6051002
Patrick Kennedy, Chief Financial Officer	Tel: +353 (0)1 6051003
Billy Murphy/Trish Morrissey, Drury Communications	Tel: +353 (0)1 2605000

Interim Statement

Half Year Ended 28 March 2003

Summary

The Group performed strongly in the first six months of the financial year, producing excellent results both in terms of profitability and cashflow.

- **Profitability**

All three divisions increased like-for-like sales and improved operating margins. As a result, profit before tax grew by 9%, or €2.6m, notwithstanding a reduction of €8.5m in operating profit from discontinued activities versus the comparable period. Headline EPS grew by 2%, with an increase in the effective tax rate from 6% to 13% and the reduction in discontinued profitability more than offset by the strong trading performance.

- Cashflow

Net interest fell by 23% and net debt reduced by €66.1m, despite the normal seasonal increase in working capital at Irish Sugar. Net debt, at €497.1m, was €376.6m below the level at the end of March 2001 of €873.7m.

The benefits of the extensive restructuring which the Group has successfully undertaken over the last two years are clearly evident from these results. We have created a focused Group with leading market positions, well-invested facilities, excellent innovation skills and strong cash generation ability. We are committed to building upon these attributes in the months and years ahead.

Dividend

In the last two financial years, the Board has decided to maintain, rather than increase, the level of the interim and final dividend. The aim was to reduce, as swiftly as possible, the indebtedness assumed as a result of the acquisition of Hazlewood Foods in 2001. These results clearly demonstrate the benefits of this prioritisation, and the Board intends to continue this policy for the time being. The Board, however, also wishes to rebalance the weighting between the interim and final dividend payments to reflect more closely the relative profitability of the first half and second half of the financial year. An interim dividend of 5.05c per share will therefore be paid. Shareholders will again be offered the option of receiving dividends in the form of cash or shares.

Review of Operations

Chilled and Frozen

The Chilled and Frozen division performed very strongly in the first six months. Like-for-like sales grew by 3%, whilst operating margins from continuing operations increased from 6.1% to 6.0%, resulting in a 12% increase in continuing operating profit from €16.3m to €18.2m. On a constant currency basis, operating profit from continuing operations grew by 19%.

The sandwich business enhanced its position as the world's largest sandwich manufacturer, with its high level of new product development resulting in top line growth again ahead of the market. A number of new ranges were successfully trialled with both existing and new customers, the full benefits of which will be seen in the second half of this year and the next financial year. Ready meals continued to trade strongly, whilst the first phase of the expansion of both the Warrington and Wisbech facilities will be completed on schedule in the second half of the year.

The quiche business made further progress as product innovation and range extensions helped to deliver good sales growth in the slower winter months. Chilled sauces and soup had a satisfactory first half, with strong growth in soup sales a particular highlight. The business has won significant additional chilled soup trade since the end of the period and further capacity has been planned to cater for this growth.

The Group's chilled pizza business had a challenging first half. Although much was achieved, with the integration of volumes from the Bedford facility closed just before the start of the period and the closure and transfer of volumes from the Group's other remaining topped pizza facility at Nelson in March, the necessary efficiency levels have not yet been achieved. In addition, the focus on operational

improvement has resulted in some sales slippage, although this should be, in part, redressed by additional trade won since the end of the half year. Much still remains to be done to generate the returns which are possible for a business with a state-of-the-art facility and strong market position in this fast growing sector. Our expectations are for considerable improvement in performance during the last quarter of this financial year.

Roberts, the Group's frozen savoury and dessert business, experienced a fire at one of its savoury facilities during the period. Satisfactory insurance was in place and production is being maintained at other Group facilities whilst the damaged facility is rebuilt and enhanced. Roberts' market position has not been materially impacted, and the frozen savoury market continues to grow in both value and volume terms. Meanwhile, further good growth was experienced in frozen desserts.

Since the half year end, the Group disposed of its UK chilled sausage business, J & J Tranfield.

Ambient Grocery
Operating profit from continuing activities grew by 6% from €10.4m to €11.1m. Whilst like-for-like sales showed only a modest 0.2% advance over last year's levels (due to a sales decline at the baked goods business), operating profit margins improved significantly, increasing from 5.4% to 6.4% on continuing activities. On a constant currency basis, operating profit from continuing operations grew by 13%.

The ambient sauces and pickles business performed well, with sales growth driven by new product development and the successful launch of co-packing contracts with two large international branded manufacturers. Campsie, the Scottish mineral water business, benefited from further growth in demand for mineral water in the UK. The cake and dessert business enjoyed a much improved Christmas cake season and, as commented on at the AGM, has won additional trade which will deliver an improved performance for the full year. To build upon this success, the chilled dessert facility at Bedford was closed in April and all chilled dessert production is now consolidated at the Hull facility.

Rathbones, the UK baked goods business, improved its performance over the comparable period, with the benefits of the rationalisation and cost reduction initiatives of the last twelve months helping to offset continued difficult market conditions.

Ingredients and Agribusiness*
The division had a strong first half, generating good profitability, high returns on capital and strong cashflow. Like-for-like sales grew by 3%, operating margins from continuing activities increased from 7.7% to 7.9% and continuing operating profit grew by 4% from €18.8m to €19.6m. On a constant currency basis, operating profit from continuing operations grew by 6%.

Irish Sugar had a satisfactory first half. Although sugar beet costs increased and its sugar quota was reduced by 7,052 tonnes, it benefited from the price increase obtained in the second half of the previous year. In addition, as reported at the AGM, an excellent operational performance during the processing campaign helped to offset the lack of sugar beet availability due to poor weather.

The profits of the Group's malt business increased, driven by excellent sales and marketing coupled with further efficiency improvements. The Group's agribusinesses traded satisfactorily, with favourable March weather benefiting demand.

** Following the disposal of the fertiliser business, Grassland Holdings, in the second half of the last financial year, the Board has decided to combine the results of its remaining agribusinesses within the Ingredients division for reporting purposes going forward.*

Associates
Share of profit of associates, net of share of interest, increased significantly from €1.5m to €2.9m. This principally reflected the inclusion of the flour and oatmeal business, Odlums, as an associate, following its partial disposal last year and its continued strong trading. Other associate companies also performed well, with strong results, in particular, from the Group's yeast associate and its UK sugar distributor associate.

Financial Review

Like-for-like sales grew by 2.2%, with each division showing growth. Operating margins on continuing activities increased from 6.03% to 6.76%, again with each division showing growth. As a result, operating profit from continuing activities grew by €3.4m, or 7.4%, to €48.9m. This growth, together with

the increase in share of profit of associates and the reduction in net interest payable, more than offset the €8.5m reduction in operating profit from discontinued activities, resulting in growth of 9%, or €2.6m, in profit before tax for the year.

The tax charge of €4.0m on ordinary activities compares to €1.7m in the first half of last year, with the effective rate increasing from 6% to 13%, reflecting the increased level of profitability in higher tax jurisdictions.

The exceptional cost within operating profit of €2.9m relates to start-up inefficiencies at the new pizza facility (as the additional trade from the closed Bedford and Nelson facilities was transferred), whilst a net surplus of €0.6m was recorded on the closure of the Nelson pizza facility and two facilities damaged by fire.

Headline earnings per share (adjusted to eliminate exceptional items and amortisation of goodwill and finance facility costs) increased by 2.2% from 13.8c to 14.1c. Basic earnings per share increased from 2.1c to 6.3c.

Net debt reduced by €66.1m to €497.1m, benefiting from a particular focus on cash generation across the Group, as well as a translation benefit of €33.2m on the sterling element of the Group's indebtedness. This result is particularly satisfactory in light of the normal seasonal increase in working capital at Irish Sugar.

Significant capital investment was made in the period, most particularly in the chilled ready meals category; notwithstanding that, net capital expenditure declined from €25.1m in the same period last year to €19.4m. Net cash of €3.6m was received in respect of taxation, reflecting the modest amount of tax payable across the Group and a tax refund received in Continental Europe.

Outlook

The Group is well positioned to continue to generate good growth in profitability from continuing operations combined with continued strong cash generation and further reductions in interest payable.

The market dynamics in the two convenience food divisions remain attractive and the Group's performance will continue to be underpinned by its strong market positions and excellent innovation skills, as well as specific initiatives in the individual businesses. Whilst much remains to be done in certain sectors to achieve an appropriate return on capital, most particularly in pizza and bread, we are confident of driving continued improvement in these businesses.

The Ingredients and Agribusiness division is well positioned to continue to generate substantial cashflow and very satisfactory returns on capital. Irish Sugar will benefit from its second price increase in successive years, which will help to offset continuing inflation in its cost base, whilst the competitiveness of the Group's largest malt operation in the UK should be significantly improved if the recent weakness in sterling is not reversed.

The Group has been transformed over the last two years and now has a well-balanced, robust portfolio of businesses, which provides a solid platform for both profit growth and cash generation.

E F Sullivan
Chairman

27 May 2003

Note
Like-for-like sales are calculated on a constant currency basis from continuing operations adjusted for facilities damaged by fire.

Consolidated Profit and Loss Account (Unaudited)

Half Year Ended 28 March 2003

	Notes	*Half year ended 28 March 2003* Ordinary activities	Exceptional items and amortisation	Total €'000	*Half year to* 29 March 2002 €'000
Turnover					
Continuing operations	2	723,727	-	**723,727**	754,444
Discontinued operations		20,092	-	**20,092**	182,094
	2	743,819	-	**743,819**	936,538
Operating profit before goodwill amortisation and exceptional items					
Continuing operations	2	48,894	-	**48,894**	45,530
Discontinued operations		1,242	-	**1,242**	9,784
	2	50,136	-	**50,136**	55,314
Goodwill amortisation		-	(10,701)	**(10,701)**	(9,228)
Exceptional items	3	-	(2,927)	**(2,927)**	(6,147)
Operating profit		50,136	(13,628)	**36,508**	39,939
Share of operating profit of associated undertakings		3,032	-	**3,032**	1,514
		53,168	(13,628)	**39,540**	41,453
Exceptional items					
Termination/disposal of operations					
Net surplus over book value	3	-	576	**576**	974
Goodwill previously written off to reserves	3	-	-	**-**	(7,838)
			576	**576**	(6,864)
Profit before interest and taxation		53,168	(13,052)	**40,116**	34,589
Net interest payable		(21,925)	-	**(21,925)**	(28,367)
Amortisation of issue costs of finance facility		-	(2,291)	**(2,291)**	(1,318)
Share of interest (payable)/receivable - associates		(138)	-	**(138)**	15
Profit before taxation		31,105	(15,343)	**15,762**	4,899
Taxation		(3,966)	631	**(3,335)**	(39)
Profit after taxation		27,139	(14,712)	**12,427**	4,860
Minority interests		(650)	-	**(650)**	(866)
Profit attributable to Group shareholders		26,489	(14,712)	**11,777**	3,994
Dividends	4	(9,537)	-	**(9,537)**	(8,204)
Retained profit/(loss)		16,952	(14,712)	**2,240**	(4,210)
Adjusted earnings per ordinary share	5			**14.1c**	13.8c
Basic earnings per ordinary share	5			**6.3c**	2.1c
Diluted earnings per share	5			**6.2c**	2.1c
Dividend per ordinary share	4			**5.05c**	4.39c

Consolidated Balance Sheet

At 28 March 2003

	28 March 2003 (Unaudited) €'000	29 March 2002 (Unaudited) €'000	27 September 2002 (Audited) €'000
Fixed assets			
Intangible assets	381,075	363,777	391,773
Tangible assets	540,955	647,105	586,180
Financial assets	16,437	18,167	16,784
	938,467	1,029,049	994,737
Current assets			
Stocks	187,443	239,185	137,662
Debtors	119,961	182,507	178,974
Cash and bank balances	99,846	190,073	103,256
	407,250	611,765	419,892
Creditors			
Amounts falling due within one year	388,417	510,723	396,053
Net current assets	18,833	101,042	23,839
Total assets less current liabilities	957,300	1,130,091	1,018,576
Creditors			
Amounts falling due after more than one year	621,295	811,024	693,395
Provisions for liabilities and charges	44,013	35,941	46,323
Development grants	1,513	2,146	2,332
	666,821	849,111	742,050
Net assets	290,479	280,980	276,526
Capital and reserves			
Called up share capital	122,058	121,094	121,564
Capital conversion reserve fund	934	934	934
Share premium account	87,280	84,898	85,847
Profit and loss account/other reserves	74,969	68,808	63,535
Shareholders' funds - equity interests	285,241	275,734	271,900
Minority interests - equity interests	5,238	5,246	4,626
	290,479	280,980	276,526

Consolidated Cash Flow Statement

Half Year Ended 28 March 2003

	Half year to 28 March 2003 (Unaudited) €'000	Half year to 29 March 2002 (Unaudited) €'000
Operating activities		
Operating profit	**50,136**	55,314
Depreciation (net of grant amortisation)	**23,105**	29,357
Changes in working capital	**(4,115)**	13,382
Other (including cash effect of exceptional items)	**6,662**	(5,225)
Capital expenditure (net)	**(19,438)**	(25,098)
Cash flow from operating activities	**56,350**	67,730
Dividends from associates	**2,621**	925
Returns on investments and servicing of finance	**(16,001)**	(27,979)
Taxation	**3,575**	(4,490)
Proceeds on issue of share capital	**124**	317
Disposal of subsidiary and associated undertakings	**-**	19,513
Net debt disposed of	**-**	22,510
Equity dividends paid	**(13,739)**	(15,453)
Net cash flow	**32,930**	63,073
Translation differences	**33,184**	(8,137)
Movement in net debt in period	**66,114**	54,936
Net debt at start of period	**(563,173)**	(722,638)
Net debt at end of period	**(497,059)**	(667,702)

Statement of Total Recognised Gains and Losses
Half Year Ended 28 March 2003

	Half year to 28 March 2003 (Unaudited) €'000	Half year to 29 March 2002 (Unaudited) €'000	Full year to 27 September 2002 (Audited) €'000
Profit for period attributable to Group shareholders	**11,777**	3,994	10,131
Exchange adjustments	**9,194**	2,219	2,531
Prior year adjustment	**-**	1,600	1,600
Total recognised gains for the period	**20,971**	7,813	14,262

Notes

Half Year Ended 28 March 2003

1. Basis of preparation

The interim statement for the six months to 28 March 2003 is unaudited and was approved by the Board on 28 May 2003. The information has been prepared on the basis of the accounting policies set out in the Group's annual report for the year ended 27 September 2002. The balance sheet information for 27 September 2002 represents the audited balance sheet from the Group's full accounts for that year on which the Auditors issued an unqualified audit report and which have been filed with the Registrar of Companies.

2. Analysis of results by activity

	Turnover Half year		Operating profit* Half year	
	2003	2002	2003	2002
Total Group	€'000	€'000	€'000	€'000
Chilled and Frozen	322,378	381,075	19,471	19,625
Ambient Grocery	173,698	246,567	11,063	12,957
Ingredients and Agribusiness	247,743	308,896	19,602	22,732
	743,819	936,538	50,136	55,314
Continuing Activities				
Chilled and Frozen	302,286	318,574	18,229	16,291
Ambient Grocery	173,698	191,558	11,063	10,405
Ingredients and Agribusiness	247,743	244,312	19,602	18,834
	723,727	754,444	48,894	45,530

* *pre goodwill amortisation and exceptional items*

3. Exceptional Items

The current period exceptional charge comprises a cost of €2.9m in respect of commissioning costs at the Group's new chilled pizza facility. In addition, a net surplus of €0.6m was recorded on the closure of certain Group facilities in the United Kingdom.

The charge in the prior period reflects restructuring costs, primarily related to commissioning projects undertaken by the Group in the period, of €6.1m, and a net loss of €6.9m after reinstating goodwill of €7.8m on the part disposal of a former subsidiary.

4. Dividends

The interim dividend of 5.05c (2002: 4.38c) per share is payable on 30 September 2003 to shareholders on the Register of Members, as at 6 June 2003. The ordinary shares will be quoted ex-dividend from 4 June 2003. The dividend will be subject to dividend withholding tax although certain classes of shareholders may qualify for exemption.

5. Earnings per share

The calculation of earnings per share is based on earnings of €11.78m (2002: €3.99m) and on 188.3 million ordinary shares (2002: 187.2 million) being the weighted average number of ordinary shares in issue in the period. The calculation of adjusted earnings per share is after adjusting for exceptional items, goodwill and facility fee amortisation. The diluted earnings per share has been calculated on the basis of 188.7 million ordinary shares (2002: 187.6 million). The calculation of earnings per share excludes 4.9 million treasury shares arising from the share repurchase programme.

6. Information

The interim report is being sent by post to all registered shareholders.

Copies are also available to the public from the Company's registered office at St. Stephen's Green House, Earlsfort Terrace, Dublin 2 and from its registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.